

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 25, 2018

Via E-mail
Nick Rossi
Wyndham Hotels & Resorts, Inc.
22 Sylvan Way
Parsippany, NJ 07054

> **Re:** **Wyndham Hotels & Resorts, Inc.**
> **Form 10**
> **Filed April 19, 2018**
> **File No. 001-38432**

Dear Mr. Rossi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Christian O. Nagler, Esq.
        Kirkland & Ellis LLP